Exhibit (r)(3)

UMB FINANCIAL CORPORATION

CODE OF ETHICS

(Amended and Restated as of January 23, 2018)

UMB Financial Corporation and its subsidiaries (the “Company”) believe that integrity is paramount. While all business is based to some degree on trust, the business of the Company has trust as a core principle. Being honest and fair to customers, shareholders and associates, is not just a value but a moral imperative. In keeping with these principles, the Board of Directors of the Company has adopted this Code of Ethics (“Code”).

Unless otherwise stated in the Code, the Code applies to all directors (including advisory directors) and associates of the Company (collectively, the “Company Representatives”). The Code is in addition to other policies adopted by the Company or the Company’s individual business units. It is the responsibility of every Company Representative to become familiar with this Code and any supplemental policies that apply to his or her position.

The Code sets forth principles of conduct but will not address every situation that may arise. For situations that are not specifically addressed by the Code, the Company’s Representatives are expected to use common sense and good judgment and are expected to act with honesty and good character. Any questions about this Code should be discussed with the Company’s Corporate Legal Department.

HONESTY AND FAIR COMPETITION

The Company seeks to gain competitive advantages through service, pricing, and performance and not through illegal or unethical business practices. Company Representatives are expected to be honest and fair in their work and in their dealings with customers, service providers, suppliers, competitors, other Company Representatives and regulatory authorities. No Company Representative shall take unfair advantage of others through intentional manipulation, concealment, misrepresentation, misuse of confidential information or other unethical practice.

The Company and its Company Representatives will not enter into arrangements with competitors to illegally set or control prices, rates, trade practices or marketing policies. Furthermore, the Company will not engage in prohibited “tying” arrangements where the price or availability of certain products or services is tied to the purchase of other products or services. Any questions regarding restraint on competition or tying restrictions should be discussed with the Company’s Corporate Legal Department.

CONFIDENTIALITY

During the course of their association with the Company, Company Representatives may have access to certain information that the Company treats as confidential, secret, proprietary and otherwise not available to the public (“Confidential Information”). Such Confidential Information may include the following:

•	Information about existing or potential customers and their identities, addresses, accounts, transactions, assets or other personal information;
•	Information about existing or potential vendors;

•	Internal financial information, including nonpublic financial data, budgets, financial forecasts, or business plans;
•	Intellectual property including patents, software, programming, databases, copyrights, and technical or scientific information relating to current and future products or services or research;
•	Competitive information including price lists, and nonpublic information relating to products and marketing strategies;
•	Investment information, including investment plans, strategies, working lists, and models;
•	Information intended solely for internal use such as internal memos; and
•	Information about potential acquisitions, divestitures or other strategic initiatives.

Company Representatives should assume that any document or information of the type described above, as well as any other documents or information that the Company does not disclose publicly are intended by the Company to be sensitive and confidential, and to be treated as Confidential Information. Confidential Information must only be used for legitimate business purposes and must not be disclosed to any person (including any other Company Representative) who is not authorized to receive the information or has no need to know the information. Confidential Information must never be used for personal gain or benefit. Confidential Information about the Company’s customers must always be protected. It should be disclosed within the Company and to non-affiliated third parties only in accordance with applicable laws and rules (“Applicable Legal Requirements”), contractual requirements, and applicable Company policies.

Credit or related information concerning a customer shall not be disclosed to any Company Representative engaged in investment advisory or securities trading activities, when such information could be used to influence the purchase or sale of securities.

The restrictions regarding confidentiality outlined above continue after a Company Representative’s association with the Company has been terminated. Company Representatives must surrender to the Company in good condition all copies of files, records, documents, memoranda, computer disks, equipment and other property and documents belonging to the Company or containing Confidential Information upon termination of the Company Representative’s association with the Company.

INSIDER TRADING

In the course of their duties, Company Representatives may obtain material, non-public information about the Company, its customers, vendors or others. Company Representatives are prohibited by federal securities laws from buying or selling, or recommending purchases or sales, of any securities of any company, including UMB Financial Corporation, in which they have material non-public information or from communicating said information to any other person.

UMB imposes a quarterly blackout period for transactions in the Company’s common stock for certain Company Representatives. The Company may also designate restricted trading periods for all Company Representatives when the Company deems it appropriate to restrict trading due to material pending corporate developments or transactions which have not been publicly disclosed.

CONFLICTS OF INTEREST

A “conflict of interest” occurs when an individual’s personal or business interests interfere, potentially could interfere, or appear to interfere with the interests of the Company. A conflict may arise when a Company Representative, or members of their family, take actions or have interests that make it difficult for the Company Representative to perform his or her duties for the Company objectively and effectively. Conflicts of interest also arise when a Company Representative receives improper benefits, or members of his or her family receive improper personal benefits as a result of his or her position at the Company. The following are examples of situations that could present a conflict of interest under certain circumstances:

•	Receiving “kickbacks” or discounted or unpaid goods or services from suppliers or customers of the Company as a result of the Company Representative’s position with the Company.
•	Accepting appointment as a fiduciary or as a co-fiduciary for a customer;
•	Selling goods or services to the Company;
•	Purchasing property directly from the Company or from the Company as fiduciary;
•	Engaging in personal financial transactions with customers or suppliers of the Company other than in the ordinary course of business (e.g. borrowing, lending, selling, or purchasing);
•	Having signature authority over accounts, or access to safety deposit boxes, at a UMB Bank not held in the Company Representative’s name or jointly with family members;
•	Speculative trading in Company securities including short sales and trading in puts, calls, and other options or derivatives with respect to such securities.

Some business units (e.g. Private Wealth Management) have adopted policies addressing specific actual or potential conflicts of interest. Affected Company Representatives are expected to be aware of these policies and comply with them.

Company Representatives have an obligation to avoid conflicts of interest and even the appearance of conflicts of interest. Sometimes it may be difficult to determine whether certain conduct, a relationship or a transaction is a conflict of interest, or may create a potential conflict of interest. In such situations, the Company Representative should promptly disclose all of the facts surrounding the potential conflict of interest to the Company’s Corporate Legal Department for a determination of whether a conflict of interest exists.

Upon learning of a conflict of interest, the Company Representative should disqualify himself or herself immediately from any business transaction with the person(s), business(es), or venture(s) involved or take steps to eliminate the conflict.

ACCEPTANCE OF GIFTS AND GRATUITIES

Company Representatives, including agents and attorneys, should exercise good judgment in accepting anything of value because of their relationship with the Company. Specifically Company Representatives should not solicit for themselves, or any third party (other than the Company), anything of value from anyone in return for any business, service, or confidential or proprietary information of the Company. Gifts should never be accepted in circumstances in which it could appear to others that business judgment has been compromised. Cash and checks should not be accepted regardless of amount.

Generally, associates may accept gifts when they are permitted under applicable law. These may include:

•	Gifts, gratuities, amenities, or favors based on an obvious family or personal relationship when the circumstances make it clear that it is the relationship, rather than the business of the Company, which is the motivating factor for the gift;
•	Meals, refreshments, travel arrangements, accommodations or entertainment in the course of business at which the giver is present, such as an occasional business meal or sporting event that is neither so frequent or extensive as to raise any questions of impropriety;
•	Advertising or promotional materials of token value such as pens, pencils, notepads, key chains, calendars and similar items;
•	Acceptance of discounts or rebates on merchandise or services that do not exceed those available to other customers;
•	Acceptance of loans from other banks or financial institutions on customary terms to finance proper and usual activities, such as home mortgage loans, except where prohibited by law; and
•	Gifts of a reasonably small value that are related to special events or occasions, such as a promotion, new job, wedding, retirement, holiday or religious celebration.

Associates should receive prior written approval from their respective line of business leader and HR Business Partner before retaining compensation received for writing, teaching, or speaking engagements. Line of business leader approval is not required for gifts of nominal value received in connection with such engagements, such as pen sets, clocks and tote bags.

If there is a question about the appropriateness of accepting a gift or invitation, Company Representatives should consult with the Corporate Legal Department prior to acceptance.

CORPORATE OPPORTUNITIES

Company Representatives are expected to advance the Company’s legitimate corporate or business interests when the opportunity arises. Company Representatives are prohibited from taking for themselves personally or providing others opportunities that are discovered through the use of corporate property, corporate information or their position with the Company. No Company Representative may compete with the Company directly or indirectly.

OUTSIDE ACTIVITIES

Company Representatives are encouraged to actively participate in non-profit organizations such as educational, religious, charitable, civic and service organizations. But Company Representatives may not engage in activities outside the Company that will be in direct or indirect competition with the Company, interfere with the associate’s corporate duties, affect the Company’s reputation, or imply the sponsorship or support of the Company in the outside activity.

Associates must advise their supervisor before undertaking any outside employment for compensation, including self-employment. Associates must obtain prior written approval from the Chief Executive Officer, before accepting a position as an officer or director of an unaffiliated for-profit company or organization.

POLITICAL ACTIVITIES

Associates must obtain permission before actively participating in a political campaign. Associates are prohibited from participating in any political activity during normal working hours. Likewise, Company Representatives must not use the Company’s property or facilities, including stationery, on behalf of any political issue, party, candidate or committee.

Any associate desiring to run for elective political office or accept an appointment to a state, federal or local government office must discuss the matter in advance with his or her supervisor and HR Business Partner.

Federal and State laws place strict limits on the direct or indirect use of corporate funds or any in-kind contributions in connection with an election for political office. National banks are prohibited from making a contribution or expenditure in connection with any election to any political office, including local, State, or federal offices.

Additionally, associates that are licensed or associated with a broker-dealer, who work in municipal finance, or who provide investment advisory services, are subject to additional regulations and restrictions regarding individual political contributions. The Corporate Legal Department must be consulted before any political contributions are made by the Company.

COMPLIANCE WITH LAWS AND RULES

It is the Company’s policy to comply with Applicable Legal Requirements. To help facilitate compliance, the Company has developed various, policies, guidelines and procedures. All Company Representatives are expected to understand, respect and comply with all Applicable Legal Requirements. While Company Representatives are not expected to know the details of all Applicable Legal Requirements affecting the Company, they should be generally aware of the Applicable Legal Requirements relating to their duties and responsibilities. For example, all associates have an obligation to be aware of federal and state laws related to:

•	Customer privacy;
•	Anti-money laundering compliance, including the Bank Secrecy Act, customer identification programs, and currency transaction reporting; and,
•	Prohibited “tying” arrangements.

If associates or directors have questions about Applicable Legal Requirements or policies that apply to their duties and responsibilities, they should seek the advice of a manager or from the Company’s Corporate Legal Department.

PERSONAL FINANCIAL RESPONSIBILITY

Company Representatives should conduct their personal financial affairs in a prudent manner. Company Representatives are encouraged to use products of the Company for their personal financial needs. Such services, however, are to be provided on the same terms that they are provided to all similarly situated persons. Loans made to executive officers and directors shall be made in full compliance with Applicable Legal Requirements.

CORPORATE RECORDS AND REPORTING

The Company maintains its books, records, accounts and financial statements in a manner that accurately reflects the transactions made by the Company and the financial condition of the Company. Company Representatives may not use the books and records to mislead those who receive them, or to conceal anything that is improper. Furthermore, no Company Representative should ask or encourage another person to deviate from the Company’s commitment to provide truthful and accurate books and records. All business transactions, including associate expense reporting, must be properly and accurately recorded in a timely manner in accordance with applicable accounting principles and Applicable Legal Requirements.

The Company is committed to providing full, fair, accurate, timely and understandable disclosures in all reports and documents filed with, or submitted or provided to, regulatory authorities, stockholders, and the public. The reports and documents are intended to reflect high quality, transparent financial accounting. The information in the reports and documents should fairly present, in all material respects, the financial condition, results of operation, and cash flows of the Company.

No Company Representative shall take any action, or fail to take any action, which is intended to inappropriately influence, coerce, manipulate, or mislead internal or external auditors during their review or audit of the financial statements and related books and records. Such conduct is prohibited even if it does not affect the review or the audit.

All Company Representatives have an obligation to maintain the Company’s business records, including financial records, in accordance with Applicable Legal Requirements and the Company’s record retention policies. Company Representatives are prohibited from knowingly destroying any records relevant to a violation of law, a valid subpoena, or any pending, threatened, or foreseeable litigation or government investigation or proceeding.

PROTECTION AND PROPER USE OF COMPANY ASSETS

The Company provides necessary equipment and supplies for Company Representatives to perform their duties. All such equipment is the sole and exclusive property of the Company.

Management requires the cooperation of all Company Representatives in caring for Company property. With proper care and concern for equipment and supplies, the cost of waste and avoidable damage and wear can be greatly reduced or eliminated. If the equipment is used at home or off-site, Company Representatives must take precautions to protect it from theft or damage.

All Company property must be used responsibly and primarily for business purposes in a legal, ethical and appropriate manner. Any improper use of the Company’s property, whether for personal or business purposes, is prohibited. Associates or directors using the Company’s equipment have an obligation to avoid transmitting or storing any illegal, inappropriate or potentially offensive material.

Some Company property, including desks, cabinets, lockers, etc., may be assigned to specific associates for their exclusive use. Any such assignment should not be interpreted as anything more than the conditional right to use the property for Company purposes.

With respect to the Company, no right of privacy or of continued possession is vested in associates by reason of the assignment to them of Company property for use during their employment; therefore the Company reserves the right to search these or other items with or without notice.

INTERPRETATIONS AND WAIVERS OF THE CODE

The Company’s General Counsel is responsible for interpreting the Code. In certain situations, the Company’s policies or Applicable Legal Requirements may be different from the policies outlined in the Code. Generally, in such situations, the more restrictive policies or Applicable Legal Requirements will apply.

Waivers of the Code are generally not received favorably and should not be expected. Requests for waivers must be submitted in writing to the Company’s General Counsel. Any waivers of the Code for the Company’s directors and executive officers, including the chief executive officer, chief financial officer, and principal accounting officer may only be granted by the Company’s Board of Directors (the “Board”) or a committee of the Board with special delegated authority. Waivers to associates who are not executive officers may only be granted by the Chief Executive Officer. Waivers will be disclosed to shareholders as required by Applicable Legal Requirements.

REPORTING ILLEGAL OR UNETHICAL BEHAVIOR

UMB is committed to detecting and preventing any actual or potential violation of the Code, any of the Company’s other policies, or any Applicable Legal Requirement (“Illegal or Unethical Behavior”). Company Representatives are obligated to promptly report any reasonable belief that actual or potential Illegal or Unethical Behavior has occurred, is occurring, or may occur.

Any actual or potential Illegal or Unethical Behavior that involves accounting, financial reporting, internal controls, or audits or that otherwise could be material must be reported to the Corporate Legal Department, the Chief Audit Executive, or the Chair of the Company’s Corporate Audit Committee. The meaning of materiality here is broader than the meaning of the term under the federal securities laws and is intended to encompass any matter that would be reasonably expected to be reported on an interim basis or at its conclusion to a member of the Company’s Executive Management Team. For these purposes, any doubt about whether a matter is material must be resolved in favor of materiality.

Any actual or potential Illegal or Unethical Behavior that is not material must be reported to the Corporate Legal Department, the Chief Audit Executive, the Chair of the Company’s Corporate Audit Committee, or an appropriate business- or functional-line leader within the Company.

The Company has established an anonymous hotline and a website to provide directors, officers, and associates with a confidential means of reporting actual or potential Illegal or Unethical Behavior. The Company has engaged an independent third party to receive reports. The hotline number is 855.UMB. ETHX (855.862.3849), and the website is available at www.umbfinancial.ethicspoint.com. If desired, the person making the report may remain anonymous. All reports made to the hotline will be forwarded to the Corporate Legal Department and the Chief Audit Executive.

If any good-faith question exists about whether Illegal or Unethical Behavior has occurred, Company Representatives are urged to err on the side of over-reporting. The Company prohibits any form or manner of retaliation or discrimination against any person who in good faith has reported actual or potential Illegal or Unethical Behavior.

COMPLIANCE PROCEDURES

All Company Representatives have a continuing responsibility to comply with the standards set forth in this Code. Failure to comply with the Code may result in corrective action, up to and including termination of employment. Furthermore, violations of the Code may also be violations of the law and may result in civil and criminal penalties.

All Company Representatives will be provided access to this Code of Ethics upon commencement of his or her association with the Company. To reinforce the Company’s commitment to the Code, the Company’s Board of Directors will annually review and approve the Code. Furthermore, the boards of directors and advisory boards of directors of UMB Bank, National Association and UMB Fund Services, Inc. will annually review and reinforce their commitment to compliance with the Code.

Officers of the Company must complete the Conflict of Interest and Financial Responsibility Questionnaire upon hire or election. The Conflict of Interest and Financial Responsibility Questionnaire identifies potential conflicts of interest and confirms that the officer has reviewed the Code and conducted his or her official duties in accordance with the standards outlined in the Code. Officers will be required to update the questionnaire annually.

AMENDMENT AND MODIFICATION

This Code may be amended or modified by the UMB Financial Corporation Board of Directors from time to time, as deemed necessary and in the best interests of the Company.

January 23, 2018